Exhibit 99.1

ADS-TEC Energy Provides Preliminary Financial Results for Fourth Quarter and Full-Year 2023

NÜRTINGEN, Germany – February 8, 2024 – ADS-TEC Energy plc (“ADS-TEC Energy”, “Company”, “we”, “our” or “us”) (NASDAQ: ADSE), a global leader in battery-buffered, ultra-fast charging technology, today announced preliminary unaudited financial results for the 3 and 12 months ended December 31st, 2023. This announcement comes ahead of ADS-TEC Energy’s Full-Year 2023 full financial results, to be announced in late April 2024.

Select Preliminary Unaudited Fourth Quarter 2023 Results

•	FY 2023 revenue of approximately EUR 107.4m, representing 306% growth over FY 2022 and exceeding stated guidance of EUR 100m

•	FY 2023 Adjusted EBITDA of approximately EUR -16.6m, compared to EUR -29.2m in FY 2022

•	Ended FY2023 with approximately EUR 29.1m in cash

•	Fourth quarter 2023 revenue of approximately EUR 50.3m

•	Fourth quarter Adjusted EBITDA of approximately EUR 4.9m, representing the Company’s first profitable quarter

•	Reiterate FY24 guidance of approximately EUR 200m in revenues and positive EBITDA, underpinned by strong order intake in early 2024

ADS-TEC Energy performed very well in 2023, surpassing revenue guidance and driving strong financial growth compared to FY 2022. The Company experienced its first profitable quarter in Q4 2023, driven by an easing of previous supply chain issues and solid operational performance. The Company believes that this is a key inflection point towards sustained profitability in FY 2024.

On the customer front, ADS-TEC Energy experienced robust growth from both new and existing blue-chip customers. Demand in Europe was very strong in 2023, driven by continued investments in charging infrastructure, which was reflected in the solid performance of ADS-TEC Energy’s European client base.

Thomas Speidel, CEO of ADS-TEC Energy, states “Our 2023 performance and strong guidance for 2024 proves that our strategy of intelligent platform technology is finding its place in the decentralized energy supply. The ability to Super Charge on low-powered grids is just one example of the many functions our customers are able to monetize – the adaptability of our platforms and services and the variety of use-cases benefits a broad and growing spectrum of customers and partners.”

In 2024, ADS-TEC Energy plans to continue to grow its blue-chip customer base both in Europe and the U.S. and is pleased to reiterate its FY 2024 guidance of EUR 200m in revenues and positive EBITDA.

Set forth above are certain estimated preliminary financial results for the fourth quarter and fiscal year ended December 31, 2023. These estimates are based on the information available to us at this time. Our actual results may vary from the estimated preliminary results presented here due to final adjustments and other developments that may arise between now and the time the financial results for the fiscal year ended December 31, 2023 are finalized. These financial figures have not been audited or reviewed by the Company’s external auditors. These estimates should not be viewed as a substitute for our full interim or annual financial statements. Accordingly, you should not place undue reliance on this preliminary data.

About ADS-TEC Energy

ADS-TEC Energy plc, a public limited company incorporated in Ireland and publicly listed on NASDAQ (“ADS-TEC Energy”), serves as a holding company for ads-tec Energy GmbH, our operating company incorporated in Germany (“ADSE GM”) and ads-tec Energy Inc., a US subsidiary of ads-tec Energy GmbH (“ADSE US” and together with ADS-TEC Energy and ADSE GM, “ADSE”). Based on more than ten years of experience with lithium-ion technologies, ADS-TEC Energy develops and manufactures battery storage solutions and fast charging systems including their energy management systems. Its battery-based, fast charging technology enables electric vehicles to ultrafast charge even on low powered grids and features a very compact design. It was most recently nominated by the President of the Federal Republic of Germany for the German Future Prize and elevated to the “Circle of Excellence” in 2022. The high quality and functionality of the battery systems are due to a particularly high depth of development and in-house production. With its advanced system platforms, ADS-TEC Energy is a valuable partner for automotive, OEMs, utility companies and charge-operators.

More information: www.ads-tec-energy.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include statements regarding our financial outlook for 2024, our expectations with respect to future performance and the anticipated timing of certain commercial activities. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: the geopolitical events including the Russian invasion of Ukraine; macroeconomic trends including changes in inflation or interest rates, or other events beyond our control on the overall economy; our business and those of our customers and suppliers, including due to supply chain disruptions and expense increases; our limited operating history as a public company; our dependence on widespread acceptance and adoption of EVs and increased installation of charging stations; our current dependence on sales to a limited number of customers for most of our revenues; overall demand for EV charging and the potential for reduced demand for EVs if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated or governmental mandates to increase the use of EVs or decrease the use of vehicles powered by fossil fuels, either directly or indirectly through mandated limits on carbon emissions, are reduced, modified or eliminated; supply chain interruptions and expense increases; unexpected delays in new product introductions; our ability to expand our operations and market share in Europe and the U.S.; the effects of competition; changes to battery energy storage standards; and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2023, which is available on our website at https://www.ads-tec-energy.com/en/company/invest and on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

Use of Non-IFRS Financial Measures

ADS-TEC Energy has provided in this press release financial information that has not been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). ADS-TEC Energy uses these non-IFRS financial measures internally in analyzing its financial results and believes that the use of these non-IFRS financial measures is useful to investors to evaluate ongoing operating results and trends, and in comparing ADS-TEC Energy’s financial results with other companies in its industry as well other technology companies, many of which present similar non-IFRS financial measures.

The presentation of these non-IFRS financial measures is not meant to be considered in isolation or as a substitute for comparable IFRS financial measures and should be read only in conjunction with ADS-TEC Energy’s consolidated financial statements prepared in accordance with IFRS.

Definition and Reconciliation of Non-IFRS Measures

The press release includes certain non-IFRS financial measures such as “EBITDA” and “Adjusted EBITDA”. ADS-TEC Energy believes these measures are useful to investors for evaluating period-to-period operational performance on a consistent basis by excluding items that we do not believe are indicative of our core operating performance.

ADS-TEC Energy defines EBITDA as result before tax before (i) finance income / (expenses) and (ii) depreciation and amortization. ADS-TEC Energy defines Adjusted EBITDA as EBIDTA plus listing fee. These measures should not be considered as measures of financial performance under IFRS, and the items excluded from or included in these metrics are significant components in understanding and assessing ADS-TEC Energy financial performance.

We have not provided the forward-looking IFRS equivalents for the forward-looking non-IFRS financial measures EBITDA and Adjusted EBITDA or an IFRS reconciliation as a result of the uncertainty regarding, and the potential variability of, reconciling items including but not limited to stock-based compensation expense, foreign currency loss or gain, financial instruments related expenses and inventory valuation losses. Accordingly, a reconciliation of these non-IFRS guidance metrics to their corresponding IFRS equivalents is not available without unreasonable effort. However, it is important to note that material changes to reconciling items could have a significant effect on future IFRS results and, as such, we also believe that any reconciliations provided would imply a degree of precision that could be confusing or misleading to investors.

Media Contact:

For ADS-TEC Energy – Germany

Dennis Müller

SVP Product Marketing & Communication

press@ads-tec-energy.com

For ADS-TEC Energy – US

Stephannie Depa

Breakaway Communications

+1 530-864-0136

sdepa@breakawaycom.com

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